

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2021

<u>Via E-mail</u>
Mr. Pat Cotroneo
Chief Financial Officer
FibroGen, Inc.
409 Illinois Street
San Francisco, CA 94158

Re: FibroGen, Inc.
Form 10-Q for the quarterly period ended September 30, 2020
Exhibit No. 10.1 Collaboration Agreement
Exhibit No. 10.2 License, Development and Commercialization Agreement
Exhibit No. 10.3 License, Development and Commercialization Agreement
Exhibit No. 10.4 License Agreement
Exhibit No. 10.5 First Amendment to the May 23, 1997 License Agreement
Exhibit No. 10.6 Amendment to Research and Commercialization Agreement
Exhibit No. 10.7 License Agreement
Exhibit No. 10.8 Amendment No. 2 to Master Supply Agreement
Exhibit No. 10.9 Master Supply Agreement
Filed November 5, 2020
File No. 001-36740

Dear Mr. Cotroneo:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance